N E W S R E L E A S E

March 10, 2003	Trading Symbols:
News Release 03-04	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

INFILL DRILLING AT BOWDENS INTERSECTS 151 FEET OF 3.6 OUNCES
OF SILVER PER TON; DRILLING TO CONTINUE THROUGH APRIL

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further infill drilling results from a 19,000-meter program of infill drilling now under way at its wholly-owned Bowdens silver project in New South Wales, Australia. These results are focused on the west half of the flat-lying, heart-shaped silver-dominant deposit and continue to confirm grade and continuity at Bowdens. Several holes expanded the dimensions of a high-grade lens whose discovery in the Bundarra North Zone was previously reported.

The best results from this set of assays came from BGR-236 which intersected 150.9 feet of 3.6 ounces of silver per ton (125 grams of silver per tonne over 46.0 meters) plus zinc and lead credits. Within the interval were intersections of 9.8 feet that assayed 23.5 ounces of silver per ton (806 grams of silver per tonne), 2.54% lead and 1.96% zinc, and 3.3 feet of 50.2 ounces of silver per ton (1,720 grams of silver per tonne), 3.97% lead and 2.94% zinc.

Based on the type of very high-grade mineralization noted in the hole, BGR-236 expands on the known high-grade lens first reported in late 2002. This lens is now known to have a strike length of at least 900 feet (275 meters) and a width of 330 feet (100 meters) with a thickness to 13 feet (4.0 meters). Other holes in this zone include BGD-26, 27, 29 and 36 and BGR-204, 211 and 218 previously reported in news releases dated December 30, 2002 and February 14, 2003. The infill drilling program is expected to be completed by the end of April. See the accompanying table for further results.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets include measured and indicated resources of 271 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 357 million ounces of silver and 1.1 million ounces of gold. With approximately US$10.0 million in cash, Silver Standard is actively advancing its portfolio with drill programs now under way at Bowdens in Australia, others planned at several locations in Mexico, and new acquisitions under investigation.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - March 2003 * **
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
BGR-220*	10450	15100	0	125	125	15	410.1	0.4	0.39	0.55
		incl.	4	8	4	46	13.1	1.3	2.55	1.69
			54	58	4	59	13.1	1.7	1.61	1.17
BGR-221	10250	15075	4	16	12	121	39.4	3.5	0.47	1.04
			31	48	17	94	55.8	2.7	0.22	0.50
BGR-222	10300	15100	26	33	7	71	23.0	2.1	0.16	0.35
			40	56	16	47	52.5	1.4	0.13	0.33
			69	73	4	79	13.1	2.3	0.18	0.50
BGR-223	10275	15125	1	7	6	101	19.7	2.9	0.75	1.10
			18	37	19	17	62.3	0.5	0.43	1.18
			64	71	7	34	23.0	1.0	0.24	0.42
BGR-224*	10275	15175	20	31	11	29	36.1	0.8	0.89	2.57
BGR-225*	10250	15130	8	75	67	25	219.8	0.7	0.34	0.78
		incl.	48	49	1	689	3.3	20.1	2.41	5.24
BGR-226	10325	15175	14	18	4	87	13.1	2.5	0.36	0.86
BGR-227	10200	15150	75	89	14	93	45.9	2.7	3.73	3.48
		incl.	75	77	2	373	6.6	10.9	17.04	5.00
BGR-228	10475	15050	11	19	8	81	26.2	2.4	1.65	1.19
			45	48	3	117	9.8	3.4	2.05	0.98
			118	123	5	88	16.4	2.6	1.03	1.92
BGR-229*	10425	15075	27	28	1	163	3.3	4.8	0.18	2.42
			33	50	17	26	55.8	0.8	0.31	0.50
BGR-230*	10400	15075	21	24	3	49	9.8	1.4	0.46	0.70
			73	79	6	39	19.7	1.1	0.46	0.73
BGR-232	10625	15025	52	57	5	43	16.4	1.3	0.18	0.24
			117	119	2	103	6.6	3.0	0.10	0.34
BGR-233	10600	15000	81	105	24	43	78.7	1.3	0.27	0.57
BGR-234	10575	14950	59	65	6	46	19.7	1.3	0.29	0.21
BGR-235*	10575	14975	89	100	11	79	36.1	2.3	0.58	0.81
BGR-236	10575	15000	23	41	18	31	59.1	0.9	0.18	0.29
			62	108	46	125	150.9	3.6	0.58	0.74
		incl.	67	70	3	806	9.8	23.5	2.54	1.96
		incl.	74	75	1	1,720	3.3	50.2	3.97	2.94
BGR-237	10575	15025	39	45	6	95	19.7	2.8	0.35	0.88
			78	92	14	44	45.9	1.3	1.07	1.34
BGR-238	10575	15050	90	125	35	82	114.8	2.4	1.52	1.23
		incl.	94	96	2	621	6.6	18.1	4.54	6.68
BGR-240	10550	14975	84	96	12	99	39.4	2.9	0.52	1.40

* Holes ended in mineralization.

** Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above.  Sample preparation (sawn quarter lengths of approximately one-meter lengths of HQ3 drill core (BGD holes) and reverse circulation percussion (BGR holes) drill chips which were sampled at one-meter intervals) was done at ALS Chemex’s Orange facility.  Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate).  Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials.  Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.